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                                                             EXHIBIT 99.2 (a)(6)

QUARTER 2 SHAREHOLDER LETTER -  May 29, 1998

Dear Shareholder

With the close of the second quarter, we have reached the half-way mark for the year which allows us both to reflect on what's past and to assess what the full year might bring. This past quarter's performance was somewhat boosted by differing impacts of holidays compared with the same quarter last year. However, I am pleased to report that our company has shown strong growth.

Net new business gained for the first six months was in excess of $200 million, which is over 30% ahead of the same period last year. This is a strong performance and one we can all be proud of, especially as lost business has remained flat for the same period.
Included in these wins were Uniform Services gains of Pepsi, Harley Davidson and Sears, Business Services' JP Morgan win, Campus Services' Brandeis University gain and School Support Services with their Atlantic City School District gain.

                              QUARTER II RESULTS

Revenues from operations grew to almost $1.6 billion, representing an increase of 9% for the quarter. EBIT grew 8%, to $60 million, while net income increased 20% to $19 million. For comparative purposes, the gain from the sale of Spectrum in the second quarter of last year has been excluded.

                            FOOD & SUPPORT SERVICES

The Food & Support Services Group followed up their strong start to the year with another excellent quarter which saw their EBIT climb in excess of 20% on a solid revenue growth of 11%.

Domestically each line of business performed well, with especially good gains recorded by Business Services, Campus Services and School Support Services. The group's international businesses also grew strongly with revenues up 6%, and EBIT more than 50% - after taking into account the impact of currency. Spain has turned the corner and is on track to contributing significantly to the international group's performance. Canada, the United Kingdom and Germany continued to perform strongly.

Business Week magazine named HSS's SelectService system as one of its 25 best new products for 1997. The system, a new managed services performance solution for hospitals, joined products from Mercedes-Benz, Intel, Toshiba and other leading companies, and was the only managed services product on their list.


                                      -2-

                           UNIFORM & CAREER APPAREL

Uniform Services, with revenue and EBIT up 7% and 12% respectively, and Gall's, with top and bottom line up 15% and over 50% respectively - continue to drive the performance of this business group, with the latter gaining from an improved product mix and new lines. Revenue for the entire group grew by 6% while EBIT performance was flat compared to the same period last year. El Nino can be blamed for some of WearGuard's woes with the continuation of the mildest winter on record during the quarter which severely curtailed their sales of outerwear. Crest's disappointing performance was exacerbated by a combination of lower than expected margins and lower than anticipated new business gains.

                             EDUCATIONAL RESOURCES

This business group grew their top and bottom line a healthy 12%, maintaining their positive momentum. New business wins included the opening of a Daybridge Center to serve a technology business consortium in La Jolla, California, and six new before and after school programs in a Dallas school district.

                                MAGAZINE & BOOK

The geographic repositioning of this group was achieved at the end of the first quarter and the second quarter has been spent assimilating the acquired operations and their attendant costs. Unfortunately, we again sustained a loss for the period. We are examining various alternatives to reduce our losses.

                         INCREASING EMPLOYEE OWNERSHIP

Most of you are aware of the one-time Tender Offer to outside Class A shareholders which is expected to grow the employee-ownership of ARAMARK from 80% to between 90 and 95%. This offer expires on June 15 and I'll keep you posted on our progress.

                                     FOCUS

We have had a strong six-month performance. Net new business gains have been very encouraging and we must continue to focus on this area if we are to build on this performance for the balance of the year. I believe we are well positioned to meet our goals for the full year. Our goals accelerate in the second half of the year which makes the task even more challenging - especially with a 52-week year compared with last year's 53-week year.
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                                      -3-

However, most of our business groups are trading well in an economy which remains upbeat. I urge you to accept these challenges and continue to innovatively turn them into opportunities for our customers so that we can jointly share in the rewards.

Yours sincerely

/s/ Joe Neubauer

Joe Neubauer